SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 2, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Amendment of Information in “Issuance of stock acquisition rights”, submitted on Form 6-K to the Securities and Exchange Commission on May 24, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

June 2, 2006	By:	/s/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

June 2, 2006

Amendment of Information in “Issuance of stock acquisition rights”

On May 24, 2006, Millea Holdings, Inc. (“Millea Holdings”) submitted a Report of Foreign Private Issuer on Form 6-K with the Securities and Exchange Commission, Item 4 of which related to the issuance of stock acquisition rights (the “previous submission”). Millea Holdings hereby amends certain parts of the submission as indicated below. These amendments are intended to revise only the English translation of the original Japanese-language document. These are not intended to revise, update, amend or restate any other part of the previous information or reflect any events that have occurred after the Form 6-K was submitted on May 24, 2006.

The second sentence in the first paragraph of the previous submission read as follows:

The proposal is to change the amount of compensation to the directors and the corporate auditors (collectively referred to as the “Directors and Corporate Auditors”) and the determination of compensation to Directors and Corporate Auditors.

We hereby amend the sentence to read as follows:

The proposal is to change the amount of remuneration to the directors and the corporate auditors (collectively referred to as the “Directors and Corporate Auditors”) and the determination of remuneration to Directors and Corporate Auditors.

The second sentence in the fifth paragraph of the previous submission read as follows:

In this connection, an approval on the “Change in the amount of compensation to directors and corporate auditors and determination of compensation to directors and corporate auditors” will be required at the 4th Ordinary General Meeting of Shareholders as a precondition to the Company’s allotments of the stock acquisition rights.

We hereby amend the sentence to read as follows:

In this connection, an approval on the “Change in the amount of remuneration to directors and corporate auditors and determination of remuneration to directors and corporate auditors” will be required at the 4th Ordinary General Meeting of Shareholders as a precondition to the Company’s allotments of the stock acquisition rights.

The last phrase in parentheses in the first paragraph under the heading (1) Total number of stock acquisition rights / Class and number of shares to be issued upon exercise of stock acquisition rights under “Particulars of stock acquisition rights” of the previous submission read as follows:

(fractional share will be truncated)

We hereby amend the phrase to read as follows:

(fractional portion will be truncated)

The paragraph under the heading (3) Exercise period of stock acquisition rights under “Particulars of stock acquisition rights” of the previous submission read as follows:

The exercise period of stock acquisition rights shall be determined by the Board of Directors of the Company not later than 30 days from the day allotted.

We hereby amend the paragraph to read as follows:

The exercise period of stock acquisition rights shall be determined by the Board of Directors of the Company to begin not earlier than the date following the date of the allotment and to end not later than 30 years from such date.

* * * * *

The full revised document reflecting the above changes is set forth below.

Item 4

(English translation)

May 24, 2006

Millea Holdings, Inc.

2-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo

TSE code number: 8766

Issuance of stock acquisition rights

The Board of Directors of Millea Holdings, Inc. (the “Company”) resolved today to make the following proposal at the 4th Ordinary General Meeting of Shareholders to be held on June 28, 2006. The proposal is to change the amount of remuneration to the directors and the corporate auditors (collectively referred to as the “Directors and Corporate Auditors”) and the determination of remuneration to Directors and Corporate Auditors.

The Company hereby announces that the proposal shall be on the agenda of the 4th Ordinary General Meeting of Shareholders as a precondition to the issuance of stock acquisition rights pursuant to a stock option scheme to the Directors and Corporate Auditors.

Specifics of the issuance and the allotments of stock acquisition rights will be determined by the Board of Directors of the Company to be held after the resolution of the 4th Ordinary General Meeting of Shareholders on June 28, 2006.

The Company introduced a stock option scheme last year to enhance motivation for the improvement of business results by strengthening the link between compensation of the Directors and Corporate Auditors and the Company’s share price and business results, and by aligning the Directors’ and Corporate Auditors’ exposure to the Company’s share price with those of its shareholders. Under the stock option scheme, the Company intends to issue stock acquisition rights to the Directors and Corporate Auditors at the exercise price of one (1) yen per share.

After the enforcement of the Corporation Law, the stock acquisition rights allotted to the Directors and Corporate Auditors as stock options became recognized as part of remunerations for the Directors and Corporate Auditors. In this connection, an approval on the “Change in the amount of remuneration to directors and corporate auditors and determination of remuneration to directors and corporate auditors” will be required at the 4th Ordinary General Meeting of Shareholders as a precondition to the Company’s allotments of the stock acquisition rights.

Particulars of stock acquisition rights

(1)	Total number of stock acquisition rights / Class and number of shares to be issued upon exercise of stock acquisition rights

The maximum number of stock acquisition rights to be allotted within 1 year after the ordinary general meeting of each fiscal year shall be 50 for the Directors and 20 for the Corporate Auditors; provided, however, if the number of shares to be issued upon exercise of each stock acquisition right shall become the number of shares constituting one unit share as described below, the maximum number of stock acquisition rights that may be allotted to Directors and Corporate Auditors shall be adjusted to the number equal to the maximum number of shares that may be issued upon exercise of stock acquisition rights, as provided below (or, if adjusted as described below, the maximum shares after such adjustment), divided by the number of shares constituting one unit (fractional portion will be truncated).

The maximum number of shares that may be issued upon exercise of stock acquisition rights within 1 year after the ordinary general meeting of each fiscal year shall be 50 for the Directors and 20 for the Corporate Auditors.

The number of shares to be issued upon exercise of each stock acquisition right shall be one (1) share of the Company’s common stock. However, if any provision relating to the number of shares constituting one unit share is introduced or amended in the Articles of Incorporation of the Company, the number of shares to be issued upon exercise of each stock acquisition right shall be the number of shares constituting one unit.

If the Company conducts a stock split (including an allotment of the Company’s common stock without receipt of monetary consideration) or a stock consolidation, etc., the Company shall adjust the maximum number of shares that may be issued upon exercise of the stock acquisition rights, or the number of shares to be issued upon exercise of each stock acquisition right, as applicable and as appropriate.

(2)	Amount to be paid upon exercise of stock acquisition rights

The amount payable to the Company upon exercise of stock acquisition rights shall be determined by multiplying one (1) yen, the per-share exercise price, by the number of common shares to be issued upon exercise of such stock acquisition rights.

(3)	Exercise period of stock acquisition rights

The exercise period of stock acquisition rights shall be determined by the Board of Directors of the Company to begin not earlier than the date following the date of the allotment and to end not later than 30 years from such date.

(4)	Restriction on the transfer of stock acquisition rights

Any transfer of stock acquisition rights requires the approval of the Board of Directors of the Company.

(5)	Additional conditions for the exercise of stock acquisition rights

Any Director or Corporate Auditor may exercise his/her stock acquisition rights during the exercise period defined in (3) above that he/she holds only after such Director or Corporate Auditor has retired from any position that he/she holds as a Director or Corporate Auditor of the Company.

Other additional conditions for the exercise of stock acquisition rights shall be determined by the Board of Directors of the Company.

The Company also intends to issue stock acquisition rights as stock options to the directors and corporate auditors of its wholly-owned subsidiaries, Tokio Marine & Nichido Fire Insurance Co., Ltd. and Tokio Marine & Nichido Life Insurance Co., Ltd.

For further information, please contact:

Kazuyuki Nakano

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-5223-3213